SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                29 July, 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 29 July, 2004 re: Directorate Change



122/04                                                            29 July 2004



BOARD CHANGE AT LLOYDS TSB GROUP



The board is pleased to announce that Truett Tate has been appointed Group Executive Director, Wholesale & International Banking of Lloyds TSB Group plc from 1 August 2004. Truett has been Acting Group Director, Wholesale & International Banking since April 2004. Previously Truett was Managing Director, Corporate Banking having joined Lloyds TSB in August 2003.



Maarten van den Bergh, Chairman of Lloyds TSB Group said: "I am delighted that Truett is joining the board. He brings a wealth of relationship banking experience."



Eric Daniels, Group Chief Executive said: "Growing and evolving our activities in this area continues to be a key part of our strategy and Truett has a tremendous track-record in corporate and wholesale banking. He has also demonstrated great leadership capabilities in many banking roles around the world."



                                    - ends -





Notes:



1.             Biographical details about Truett Tate are attached.



2. To comply with paragraph 16.4 of the UK Listing Authority listing rules, the company confirms that:



(i) Truett Tate has not held any directorship in any publicly quoted company at any time in the past five years; and



(ii) there are no matters required by paragraphs 6.F.2(b) to (g) of the listing rules to be disclosed regarding him.









Biographical details:



- Joined Lloyds TSB Group as Managing Director, Corporate Banking in August 2003 before becoming Acting Group Director, Wholesale & International Banking in April 2004.



- Co-founder and Vice Chairman of the Board, Chase Cost Management Inc from 1996 to 2003.



-      President and Chief Executive Officer of eCharge Corporation from 1999 to
2001.



- Served with Citicorp and subsequently Citigroup from 1972, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe, latterly as Customer Group Executive and Global Relationship Bank Marketing Director, New York, from 1997 to 1999.





For further information:


Investor Relations                                   +44 (0) 20 7356 2167

Michael Oliver

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk


Ian Gordon                                           +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk


Media                                                +44 (0) 20 7356 2078

Terrence Collis

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk


Mary Walsh                                           +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk





FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   29 July, 2004